Exhibit 12.2
GULF POWER COMPANY
Computation of ratio of earnings to fixed charges plus preference dividend requirements for the five years ended December 31, 2012 and the year to date March 31, 2013

	Year ended December 31,											Three Months Ended March 31,
		2008		2009		2010		2011		2012		2013
	-----------------------------------------------Thousands of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes		$158,651		$170,461		$199,227		$172,475		$211,346		$37,429
Interest expense, net of amounts capitalized		43,098		38,358		51,897		58,150		60,250		14,369
Interest component of rental expense		1,670		6,778		15,984		15,655		14,892		2,660
AFUDC - Debt funds		3,973		9,489		2,875		3,951		2,500		601
Earnings as defined		$207,392		$225,086		$269,983		$250,231		$288,988		$55,059

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$41,174		$42,166		$49,298		$56,677		$57,942		$13,984
Interest on affiliated loans		739		80		108		130		172		74
Interest on interim obligations		513		701		37		197		100		34
Amort of debt disc, premium and expense, net		2,755		2,890		2,918		2,686		2,602		650
Other interest charges		1,890		2,010		2,410		2,411		1,933		228
Interest component of rental expense		1,670		6,778		15,984		15,655		14,892		2,660
Fixed charges as defined		48,741		54,625		70,755		77,756		77,641		17,630
Non-tax deductible preference dividends		6,203		6,203		6,203		6,203		6,203		1,551
Ratio of net income before taxes to net income	x	1.518	x	1.452	x	1.560	x	1.551	x	1.599	x	1.604
Preference dividend requirements before income taxes		9,413		9,004		9,676		9,620		9,922		2,487
Fixed charges plus preference dividend requirements		$58,154		$63,629		$80,431		$87,376		$87,563		$20,117
RATIO OF EARNINGS TO FIXED CHARGES PLUS PREFERENCE DIVIDEND REQUIREMENTS		3.57		3.54		3.36		2.86		3.30		2.74